

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Andrew Fox
Chief Executive Officer
Charge Enterprises, Inc.
125 Park Avenue, 25th Floor
New York, NY 10017

> **Re: Charge Enterprises, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed November 26, 2021**
> **File No. 333-253073**

Dear Mr. Fox:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

Amendment No. 8 to Registration Statement on Form S-1 Filed November 26, 2021

Director Independence, page 65

1. We note your amended disclosure in response to comment 1 that states that the board of directors has determined that Mr. Scala is independent. However, it appears that Mr. Scala is currently employed as Secretary of the company. Nasdaq Rule 5605(a)(2) defines an "Independent Director" as "a person other than an Executive Officer or employee of the company..." and states that "[t]he following persons shall not be considered independent: (A) a director who is, or at any time during the past three years was, employed by the Company." [Emphasis added]. Please clarify. To the extent that you maintain that Mr. Scala is an independent director, please advise as to how you arrived at this determination.

Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephen Cohen, Esq.